

Mail Stop 7010

February 16, 2007

via U.S. mail and facsimile

Mr. Robert L. Belk
Executive Vice President and Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, LA 70809

      RE: **The Shaw Group Inc.**
                Form 10-K for the Fiscal Year Ended August 31, 2006
                Filed October 31, 2006
                Form 10-Q for the Quarterly Period Ended November 30, 2006
                Filed January 16, 2007
                File No. 001-12227

Dear Mr. Belk:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2006

Segment Analysis, F&M Segment, page 44

1. We note your disclosure on page 44 under your F&M Segment that beginning April 1, 2006, you are now segmenting the E&C contracts and the revenue from the pipe fabrication portion of the contract will remain in the F&M segment. In consideration that your year end is August 31, please tell us your considerations to

ensure consistent presentation of your financial statements in the periods presented in your filing. Please also quantify the materiality of this accounting change.

Consolidated Statements of Cash Flows, page 71

2. We note the materiality of the "Payments for financed insurance premiums" line item in the annual Statements of Cash Flows. Please clarify for us why these transactions are classified as financing activities instead of as operating activities. Please clarify the structure and business purpose of these transactions. If these dollar amounts reflect cash paid for insurance expenses, then it would appear that the transactions should be classified as operating activities.

Note 15 – Business Segments, Operations by Geographic Region and Major Customers, page 106

3. We note that you currently report four operating segments; Environmental and Infrastructure (E&I), Energy and Chemicals (E&C), Fabrication and Manufacturing (F&M), and Maintenance. In addition we note the following:
   - You provide services, particularly your E&I segment to distinct types of customers, federal government, state and local government entities, and commercial companies. We note your disclosure on page 15 that for the year ended August 31, 2006, 40% of your total revenues and 80% of E&I segment's revenues were from U.S. government agencies or entities owned by the U.S. government.
   - We also note your E&I segment provides a variety of services that include the identification of contaminants in soil, air and water and the subsequent design and execution of remedial solutions. Further, you disclose that this segment also provides project and facilities management and other related services for non-environmental construction, watershed restoration, emergency response services and outsourcing of privatization markets.
   - Your business includes operations outside of the United States, which include different areas of the world, with your largest concentrations in the Middle East, Asia/Pacific Rim countries, and the United Kingdom and other European countries. We note as a percentage of income (loss) before provision (benefit) for income taxes as a percentage of revenue, your domestic and foreign amounts have not fluctuated consistently.
   - Under your Overview section of your website, you present six separate industries that you operate; Energy, Chemicals, Environmental, Infrastructure, Maintenance, and Fabrication and Manufacturing. We also note that operations are conducted through multiple subsidiaries.

   In light of these disclosures, it is unclear to us how you have determined that you have four reportable segments. Please identify for us your operating segments pursuant to paragraph 10 of SFAS 131. As part of your response, please identify your chief operating decision maker and provide us with copies of the relevant financial reports reviewed by your chief operating decision maker during the periods ended August 31, 2005, August 31, 2006, and November 30, 2006.

Form 10-Q for the Quarterly Period Ended November 30, 2006

Non-GAAP Financial Measures, page 36

4. We note the non-GAAP financial measures presented on page 38 of the November 30, 2006 Form 10-Q. There is a concern over whether readers could be confused by the presentation of a full statement of operations that excludes the operations of the Westinghouse segment. Further it is unclear why this presentation is necessary given the detailed line items on the income statement and given that Westinghouse is apparently a separate operating segment under SFAS 131 (p. 14). Please tell us whether management expects to continue including this non-GAAP presentation in future filings. We may have further comment.

Note 2 – Acquisition of Westinghouse Investment and Related Agreements, page 11

5. It is not clear whether equity method accounting for the Westinghouse investment is consistent with the guidance in FIN 35. It does not appear that the Registrant has the ability to exercise significant influence over the operating policies of Westinghouse. Please give us an analysis that specifically addresses the following factors:
   - The risk factor disclosure about the Registrant's "limited access" to details of the Westinghouse business;
   - The fact that Toshiba owns 77% of the voting stock of Westinghouse;
   - The apparent ability of Toshiba to unilaterally appoint the entire Board of Directors of Westinghouse Electric Company and the fact that the Registrant is not represented on the Board;
   - The apparent ability of Toshiba to unilaterally appoint all principal officers and senior vice presidents of Westinghouse Electric Company;
   - The provisions in the Shareholder Agreement whereby the Registrant has surrendered its rights to oppose Toshiba's nominations to the board and Toshiba's principal officer appointments;
   - The provisions in the Shareholder Agreement whereby the Registrant has surrendered its rights to vote for the removal of any directors or principal officers appointed by Toshiba, unless requested by Toshiba;
   - The apparent unilateral ability of Toshiba to appoint the President who will "manage the business and affairs of and exercise the corporate powers of the Company".

6. We note the disclosure on page 13 of the November 30, 2006 Form 10-Q about the accounting analysis performed on the Westinghouse put option. Please clarify for us how it was determined that this financial instrument is not required to be measured at fair value under the accounting models referenced in your disclosure.

7. In the quarter ended November 30, 2006, we note that a translation loss was recorded on the Yen-denominated debt. If this was caused by an appreciation of the Yen relative to the Dollar, then please clarify for us why such appreciation did not cause an increase in the fair value of the foreign currency derivative instrument embedded in the Put Option.

Note 19 – Unaudited Condensed Consolidating Financial Information, page 29

8. We note the condensed consolidating financial information in the form 10-K and 10-Q's. Please tell us, and disclose in future filings, whether each of the subsidiary guarantors is 100% owned by the parent company issuer. Note that Article 3-10 of Regulation S-X distinguishes between "wholly-owned" and 100% owned.

9. Also, please tell us the sources of the parent's reported operating cash flows given that the parent generates no revenues.

10. Further, please clarify for us why the November 30, 2006 SFAS 131 data (page 9) reports $284 million of intercompany receivables whereas the November 30, 2006 condensed consolidating Balance Sheets do not reflect an elimination entry approximating that amount. Please tell us how intercompany transactions are classified in the condensed consolidating Statements of Cash Flows. Note the guidance in paragraph 136 of SFAS 95 regarding the classification of intercompany advances and loans.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief